Exhibit 99

December 20, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

We refer to our earlier intimations dated March 30, 2024, July 20, 2024, October 7, 2024 and October 18, 2024 in relation to the sale of 100% stake held by HDFC Bank Limited (“the Bank”) in HDFC Edu. The Bank, vide the intimation dated October 18, 2024, had informed regarding completion of sale of 18,20,00,000 equity shares of face value of Rs. 10 each of HDFC Edu, corresponding to 91% of the paid-up share capital of HDFC Edu to Vama Sundari Investments (Delhi) Pvt. Ltd., (“Vama Sundari”). It was also mentioned that the remaining 9% stake would be divested no later than June 30, 2025.

In connection with the above, we now wish to inform you that the Bank has today i.e., on December 20, 2024 completed the sale of balance 1,80,00,000 equity shares of face value of Rs. 10 each of HDFC Edu, corresponding to 9% of the paid-up share capital of HDFC Edu to Vama Sundari, for an aggregate consideration of Rs. 17.28 crore.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary & Head – Group Oversight